UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

                          Patriot National Bancorp, Inc.
(Name of Issuer)

                          Common Stock, par value $2.00
(Title of Class of Securities)

                          70336F 10 4
(CUSIP Number)

William W. Bouton III
Tyler Cooper & Alcorn, LLP
185 Asylum Street
CityPlace I, 35th Floor
Hartford, CT 06103-3488
                          (860) 725-6200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                          September 29, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70336F 10 4	Page 2 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Donald C. Opatrny

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	*
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) *

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 376,850

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 376,850

	10.	Shared Dispositive Power 0

CUSIP No. 70336F 10 4	Page 3 of 6

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 376,850

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) *

13.	Percent of Class Represented by Amount in Row (11) 8.3%

14.	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

The class of equity securities to which this Schedule 13D is related is the Common Stock, par value $2.00 per share ("Bancorp Common Stock"), of Patriot National Bancorp, Inc. ("Bancorp"). The address of the principal executive offices of Bancorp is 900 Bedford Street, Stamford, Connecticut 06901.

Item 2.  Identity and Background

(a)	Name: The name of the person filing this Schedule 13D is Donald C. Opatrny.

(b)	Residence or business address: Mr. Opatrny's residential address is 30 East Elm Street, Greenwich, Connecticut 06830.

(c)	Present Principal Occupation or Employment: Mr. Opatrny is a private investor.

(d)	Criminal Conviction: During the last five years, Mr. Opatrny has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Court or Administrative Proceedings: During the last five years, Mr. Opatrny has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 70336F 10 4	Page 4 of 6

(f)	Citizenship: Mr. Opatrny is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Opatrny used personal funds aggregating $4,994,000 to purchase 227,000 shares of Bancorp Common Stock in Bancorp's public offering that closed on September 29, 2006.

Item 4.  Purpose of Transaction

Mr. Opatrny purchased his shares of Bancorp Common Stock for investment purposes. Mr. Opatrny does not have any plans or proposals with respect to Bancorp which would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)
Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any act similar to any of those enumerated above.

CUSIP No. 70336F 10 4	Page 5 of 6

Item 5.  Interest in Securities of the Issuer

(a)	Mr. Opatrny beneficially owns an aggregate of 376,850 shares of Bancorp Common Stock (representing 8.3% of the 4,559,494 shares of such stock outstanding).

(b)	Mr. Opatrny has sole voting and sole dispositive power with respect to all 376,850 shares.

(c)
The following table summarizes Mr. Opatrny's transactions in Bancorp Common Stock that were effected during the past 60 days. The transaction reported below represents the purchase by Mr. Opatrny of shares of Bancorp Common Stock in the public offering that closed on September 29, 2006:

Date	Number of Shares	Price per Share
September 29, 2006	227,000	$22.00

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Opatrny and any person with respect to any securities of Bancorp.

Item 7.  Material to Be Filed as Exhibits

None.

CUSIP No. 70336F 10 4	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2006

/s/ Donald C. Opatrny
Donald C. Opatrny